Exhibit 1.6

DATED 2 June 2025

Between

TAN TECK KEE (CHEN DEQI)

SEAH HOCK THIAM

HARRY WALTER MARTIN IV

as Vendors

and

YY GROUP HOLDING LIMITED

as Purchaser

SALE AND PURCHASE AGREEMENT

relating to all the issued ordinary shares

in the capital of

UNIFORCE SECURITY SERVICES PTE. LTD.

i

SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is made on 2 June 2025

AMONGST

(1)	TAN TECK KEE (CHEN DEQI) (NRIC No. S7423029F) of 90 Elias Road #05-34 Stratum, Singapore 519950;

(2)	SEAH HOCK THIAM (NRIC No. S1764330D) of 11 Jalan Senandong, Swiss Club Park, Singapore 288762;

(3)	HARRY WALTER MARTIN IV (NRIC No. S8014198Z) of 31 Pasir Ris Street 72 #08-22 Whitewater, Singapore 518769,

(collectively, the “Vendors”); and

(2)	YY GROUP HOLDING LIMITED (Company Registration No. 2118556), a company incorporated in the British Virgin Islands and having its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and principal executive office at 60 Paya Lebar Road #09-13 Paya Lebar Square, Singapore 409051 (the “Purchaser”),

(collectively, the “Parties” and each, a “Party”).

WHEREAS

(A)	Uniforce Security Services Pte. Ltd. (the “Company”) (Company Registration No. 201713116H) was incorporated in Singapore on 12 May 2017 and has, at the date of this Agreement, an issued and paid-up share capital of S$500,000 comprising 500,000 ordinary shares.

(B)	The Company is principally engaged in the business of providing private security services.

(C)	The Vendors hold and own all the issued and paid-up ordinary shares in the share capital of the Company (“Shares”) as follows:

Name of Vendor	Number of Shares
Tan Teck Kee (Chen Deqi)	225,000 Shares
Seah Hock Thiam	225,000 Shares
Harry Walter Martin IV	50,000 Shares

(D)	The Vendors have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Vendors, the Sale Shares (as defined below) on the terms and subject to the conditions contained in this Agreement.

NOW IT IS HEREBY AGREED as follows

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement and in the Schedules unless the context requires otherwise:

“Accounts” means the unaudited financial statements of the Company for the financial period ended the Balance Sheet Date as prepared by the Vendors on a consistent basis in accordance with accounting principles, standards and practices generally accepted as at the date hereof in Singapore;

“ACRA” means the Accounting and Corporate Regulatory Authority of Singapore;

“Balance Sheet Date” means 31 March 2025;

“borrowed money” includes any indebtedness for or in respect of money borrowed or raised (whether or not for a cash consideration), by whatever means (including acceptances, deposits and leasing), or for the deferred purchase price of assets or services;

“Business Day” means a day (other than a Saturday, Sunday or gazetted public holiday) on which commercial banks are open for business in Singapore;

“Claim” includes any notice, demand, assessment, letter or other document issued or action taken by the Inland Revenue Authority of Singapore or other statutory or governmental authority, body or official whatsoever (whether of Singapore or elsewhere in the world) whereby the Company is or may be placed or sought to be placed under a liability to make payment on any Taxes or deprived of any relief, allowance, credit or repayment otherwise available;

“Company” has the meaning ascribed to it in Recital (A);

“Companies Act” means the Companies Act 1967 of Singapore;

“Completion” means completion of the sale and purchase of the Sale Shares pursuant to Clause 5;

“Completion Date” means the date falling seven days after the date on which all conditions under Clause 3.1 have been fulfilled or waived, or such other date as the Parties may mutually agree in writing;

“Completion Payment” shall have the meaning ascribed to it in Clause 4.1.1;

“Confidential Information” means any information which is proprietary and confidential to the Company or any Party including but not limited to information concerning or relating in any way whatsoever to its distributorship, franchise or other arrangements, principals, any of the trade secrets or confidential operations, processes or inventions carried on or used by the Company or any Party, any information concerning the organisation, business, finances, transactions or affairs of the Company or any Party, its dealings, secret or confidential information which relates to its business or any of its principals’, clients’ or customers’ transactions or affairs, its technology, designs, documentation, manuals, budgets, financial statements or information, accounts, dealers’ lists, customer lists, marketing studies, drawings, notes, memoranda and the information contained therein, any information therein in respect of trade secrets, technology and technical or other information relating to the development, manufacture, clinical testing, analysis, marketing, sale or supply or proposed development, manufacture, clinical testing, analysis, marketing, sale or supply of any products or services by the Company or any Party, and plans for the development or marketing of such products or services and information and material which is either marked confidential or is by its nature intended to be exclusively for the knowledge of the recipient alone;

“Consideration” shall have the meaning ascribed to it in Clause 4.1;

“debt” means all or any indebtedness of the Company, including without limitation (a) all obligations of the Company for borrowed moneys or evidenced by bonds, debentures, notes, letters of credit or other instruments and securities, (b) all obligations of the Company as lessee under capital leases, (c) all obligations of the Company to pay the deferred purchase price of property or services, except accounts payable, accrued expenses or course trade payables arising in the course of business, and (d) all debt of other parties guaranteed by the Company, or secured by a lien on any of the assets of the Company;

“Deferred Payments” means the part payments of the Consideration on the respective dates set out under Clauses 4.1.2, 4.1.3 and 4.1.4;

“Disclosure Letter” means the document dated on the Completion Date setting out matters which constitute exceptions to the Warranties (if any);

“Encumbrance” means any mortgage, assignment of receivables, debenture, lien, charge, pledge, title retention, right to acquire, security interest, option, pre-emptive or other similar right, right of first refusal and any other encumbrance or condition whatsoever;

“Fundamental Warranties” means the Warranties set out in Clause 6.1;

“Indemnified Losses” shall have the meaning ascribed to it in Clause 7.1;

“Indemnity Period” means the period of three years from the Completion Date;

“Intellectual Property Rights” means any trademark, pending trademark application, patent, pending patent application, know-how, registered and unregistered design, copyright, trade secret, licence relating to any of the above or other similar industrial or commercial right;

“Long Stop Date” means 31 August 2025;

“Misappropriated Funds” means the funds belonging to the Company which have been misappropriated by the Company’s ex-director and ex-employees and which form the subject matter of the claim against Liew Wah Sun under Case Num HC/OC 196/2023 and the Police Report Number G/20240817/7070 made by Mary Abigail Carreon Gestoso on 17 August 2024;

“month” means calendar month;

“Office Lease” means the existing lease by the Company of the premises at 10 Ubi Crescent #07-24 and #07-25 Ubi Techpark, Singapore 408564 pursuant to the tenancy agreement dated 6 December 2023;

“Sale Shares” means 500,000 Shares, constituting 100% of the total issued and paid-up share capital of the Company;

“Shares” shall have the meaning ascribed to it in Recital (D);

“S$” or “Singapore Dollars” means the lawful currency of Singapore;

“Taxation” or “Taxes” means all forms of taxation whether of Singapore or elsewhere in the world, past, present, future and deferred (including, without limitation, capital gains tax, income tax, real and personal property tax, withholding tax, estate duty, profits tax, stamp duty, value added tax, purchase tax, goods and services tax, customs and other import or export duties) or charges of any kind whatsoever, together with any interest and levies and all penalties, charges, costs and additions to tax, payable by or due from the Company, or any additional amounts imposed by any government, governmental agency, statutory body or any revenue authority, upon the the Company;

“Transaction” includes any transaction, act, event or omission of whatever nature; and

“Warranties” means the representations, warranties and undertakings made by the Vendors contained or referred to in this Agreement and “Warranty” means any of them.

1.2	In this Agreement, a reference to:

1.2.1	a statutory provision shall include that provision and any regulations made in pursuance thereof as from time to time modified or re-enacted, whether before or after the date of this Agreement, so far as such modification or re-enactment applies or is capable of applying to any Transactions entered into prior to Completion and (so far as liability thereunder may exist or can arise) shall include also any past statutory provision or regulation (as from time to time modified or re-enacted) which such provision or regulation has directly or indirectly replaced;

1.2.2	“this Agreement” includes all amendments, additions, and variations thereto agreed between the Parties;

1.2.3	“person” shall include an individual, corporation, company, partnership, firm, trustee, trust, executor, administrator or other legal personal representative, unincorporated association, joint venture, syndicate or other business enterprise, any governmental, administrative or regulatory authority or agency (notwithstanding that “person” may be sometimes used herein in conjunction with some of such words), and their respective successors, legal personal representatives and assigns, as the case may be, and pronouns shall have a similarly extended meaning;

1.2.4	“month” is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month;

1.2.5	“written” and “in writing” include any means of visible reproduction;

1.2.6	"Recitals", “Clauses”, and “Schedules” are to the recitals, clauses of, and the schedules to, this Agreement (unless the context otherwise requires); and

1.2.7	“paragraph” is a reference to a paragraph of the Clause in which such reference appears.

1.3	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing a specific gender shall include the other genders (male, female or neuter).

1.4	The Schedules form part of this Agreement and have the same force and effect as if expressly set out in the body of this Agreement.

1.5	The headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.6	Any thing or obligation to be done under this Agreement which requires or falls to be done on a stipulated day shall be done on the next succeeding Business Day, if the day upon which that thing or obligation is required or falls to be done falls on a day which is not a Business Day.

1.7	Save as otherwise specified herein, the covenants, stipulation, undertakings, agreements and obligations of each Vendor under this Agreement shall be deemed to be made by the Vendors jointly and severally and any covenant, stipulation, undertaking, agreement or obligation expressed to be made by or on behalf of any Vendor shall be binding upon and enforceable against the Vendors jointly and severally.

2.	SALE OF THE SALE SHARES

2.1	Subject to the terms and conditions of this Agreement, the Vendors shall sell as legal and beneficial owners of the Sale Shares, and the Purchaser relying on the Warranties contained in this Agreement shall purchase the Sale Shares, free from all Encumbrances and together with all rights, dividends, entitlements and advantages as of and including the Completion Date.

2.2	Each of the Vendors hereby waives in favour of one another and the Purchaser, all pre-emption and other rights which he may have or be entitled to over any of the Sale Shares conferred by the constitution of the Company or in any other way.

2.3	The Purchaser shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

3.	CONDITIONS PRECEDENT

3.1	Completion of the sale and purchase of the Sale Shares is conditional upon the following condition(s) having been fulfilled (or waived in writing):

3.1.1	the Vendors having delivered to the Purchaser written waivers duly executed by Tan Teck Kee (Chen Deqi) and Seah Hock Thiam, pursuant to which all amounts owing to the said creditors as at the Completion Date shall be fully waived and cease to be repayable by the Company;

3.1.2	the Company having given written notice of termination of the Office Lease to the landlord, such termination to take effect on the date falling one month after the Completion Date, and with the Company not incurring any further liability in respect of the Office Lease after the date of termination;

3.1.3	the delivery by the Vendors to the Purchaser, on the Completion Date, of the Disclosure Letter on such terms that are reasonably satisfactory to the Purchaser;

3.1.4	there being no breach of any of the Warranties and the Warranties remaining true and not misleading in any material respect;

3.1.5	each of the Parties having performed all of the covenants and agreements required to be performed or caused to be performed by it under this Agreement on or before the Completion Date;

3.1.6	the Vendors having delivered a copy of the Accounts to the Purchaser;

3.1.7	there being no default by the Company in any of its obligations by which the Company may become bound or liable to be called upon to repay prematurely any borrowed moneys;

3.1.8	there being no material adverse change in the business, operations, assets, financial condition or prospects of the Company since the date of signing of this Agreement; and

3.1.9	all necessary governmental, regulatory and third party (if any) consents, approvals, clearances, releases and waivers in respect of the Transactions contemplated in this Agreement and all other Transactions in connection therewith and incidental thereto, having been obtained, for the entry into this Agreement and for the Transactions contemplated herein, and such consents, approvals, clearances, releases and waivers remaining in full force and effect and not having been amended or revoked, and to the extent that such consents, approvals and waivers are subject to any conditions, such conditions being reasonably acceptable to the Parties and to the extent such conditions are required to be fulfilled, such conditions are so fulfilled.

3.2	If, at any time prior to Completion, the Vendors or the Purchaser becomes aware of a fact or circumstance which might prevent any of the conditions set out in Clause 3.1 from being satisfied, it shall immediately inform the other Party.

3.3	Unless specifically waived by the Purchaser, if any of the conditions stated in Clause 3.1 (in the case of Clause 3.1.5, to the extent applicable to the Vendors) shall not be fulfilled on or before the Long Stop Date or such other date as the Parties shall mutually agree in writing, the Purchaser shall have the right, by notice in writing to the Vendors, to terminate this Agreement, whereupon this Agreement shall ipso facto cease and determine and no Party shall have any claim against the other for costs, damages, compensation or otherwise, save for any claim arising from any antecedent breach of the terms hereof.

3.4	Unless specifically waived by the Vendors, if the condition stated in Clause 3.1.5 (to the extent applicable to the Purchaser) shall not be fulfilled on or before the Long Stop Date or such other date as the Parties shall mutually agree in writing, the Vendors shall have the right, by notice in writing to the Purchaser, to terminate this Agreement, whereupon this Agreement shall ipso facto cease and determine and no Party shall have any claim against the other for costs, damages, compensation or otherwise, save for any claim arising from any antecedent breach of the terms hereof.

4.	CONSIDERATION FOR THE SALE SHARES

4.1	Subject to Clause 4.4, the consideration for the Sale Shares (the “Consideration”) shall be S$1,000,000, payable as follows:

4.1.1	S$200,000, in cash on Completion (the “Completion Payment”);

4.1.2	S$300,000, in cash on 31 December 2025;

4.1.3	S$300,000, in cash on 31 March 2026; and

4.1.4	S$200,000, in cash on 30 June 2026.

4.2	For the avoidance of doubt, notwithstanding the deferred payments of part of the Consideration, it is hereby agreed that the Purchaser shall have full title, interest and rights to the Sale Shares upon their transfer to the Purchaser on the Completion Date. Any deferred payment of part of the Consideration due and outstanding shall remain a debt due from the Purchaser to the Vendors.

4.3	All payments of the Consideration to the Vendors shall be made in proportion to the number of Sale Shares held by each Vendor.

4.4	Without prejudice to any other rights or remedies available to it, the Purchaser shall be entitled to deduct from any of the Deferred Payments prior to payment to the Vendors, any rent, charges, fees or other liabilities incurred by the Company under the Office Lease after the date falling one month after the Completion Date.

4.5	If the Purchaser fails to pay all of or part of the Deferred Payments as required under Clause 4.1, interest will accrue on any part of the Deferred Payment that becomes due in accordance with Clause 4.1 and remains unpaid at a rate of 8% per annum until the date of receipt by Vendors of such sum from the Purchaser, and the Purchaser will indemnify the Vendors for all costs and fees required for any legal action necessary for the Vendors to claim payment of the unpaid portion of the Deferred Payments and interest accruing on the unpaid portion of the Deferred Payments.

5.	COMPLETION

5.1	Subject to Clause 3, Completion shall take place on the Completion Date at the office of the Company (or at such other place as the Parties may agree) where all of the events described below shall occur.

5.2	On Completion, the Vendors shall deliver to the Purchaser:

5.2.1	the share certificate(s) in respect of the Sale Shares, together with valid share transfer form in respect of the Sale Shares, duly executed by the Vendors in favour of the Purchaser;

5.2.2	a certified true copy of the resolutions passed by the board of directors of the Company:

(a)	approving the transfers of the Sale Shares to the Purchaser, subject only to the instruments of transfer being duly stamped;

(b)	authorising the issue of a new share certificate in respect of the Sale Shares in favour of the Purchaser; and

(c)	approving the lodgement of a notice of transfer of the Sale Shares with ACRA and the making of such entries into the corporate records of the Company as may be necessary; and

5.2.3	such waivers or consents as may be necessary, including but not limited to waivers of pre-emption rights in respect of the Sale Shares, to enable the Purchaser to be registered as holder of any and all of the Sale Shares.

5.3	On Completion and against compliance with the provisions of Clause 5.2, the Purchaser shall deliver the Completion Payment to the Vendors by way of cheques drawn on a bank licensed in Singapore and made out in favour of the Vendors, or in such other manner as may be agreed between the Vendors and the Purchaser in writing.

5.4	Without prejudice to any other remedies available, if in any respect the provisions of this Clause 5 are not complied with by any Party on the Completion Date, the Party not in default may:

5.4.1	defer Completion to a date not more than 28 days after the Completion Date (and so that the provisions of this Clause shall apply to Completion as so deferred);

5.4.2	effect Completion so far as practicable having regard to the defaults which have occurred (without prejudice to their rights hereunder); or

5.4.3	rescind this Agreement.

6.	WARRANTIES AND UNDERTAKINGS

6.1	The Vendors hereby jointly and severally represent, warrant and undertake to and with the Purchaser that:

6.1.1	the Vendors are currently, and shall on Completion be, the legal and beneficial owner of the Sale Shares, and that the Sale Shares represent, and shall on Completion represent, 100% of the issued and paid-up share capital of the Company;

6.1.2	the Vendors are entitled to sell and transfer or procure the sale and transfer of the Sale Shares to the Purchaser, free from all and any Encumbrances together with all rights and benefits attaching thereto as at the Completion Date and no other person has or shall have any rights of pre-emption over such Sale Shares;

6.1.3	on Completion, the Sale Shares are and shall have been authorised, allotted, validly issued and fully paid-up;

6.1.4	they have full power and authority to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the Transactions contemplated hereby and that the Agreement and all such other agreements and obligations entered into and undertaken in connection with the Transactions contemplated hereby constitute their valid and legally binding obligations, enforceable against them in accordance with their respective terms;

6.1.5	their entry into and the performance of their obligations under this Agreement shall not:

(a)	infringe, or constitute a default under, any instrument, contract, document or agreement to which they or the Company are a party or by which they, the Company or their respective assets are bound; or

(b)	result in a breach of any law, rule, regulation, ordinance, order, judgment, decree, approval or licence of or undertaking to any court, government body, statutory authority or regulatory, administrative or supervisory body to which they or the Company are a party or by which they, the Company or their respective assets are bound, whether in Singapore or elsewhere; and

6.1.6	the information as set out in Recitals (A) to (D) is true and accurate in all respects and there is no information the omission of which in the Recitals might make such information misleading or inaccurate in any respect.

Each of the representations, warranties and undertakings above shall be separate and independent and shall not, save as disclosed in the Disclosure Letter, be limited by anything in this Agreement. The Vendors acknowledge that the Purchaser has entered into this Agreement in full reliance upon and on the basis of each of the Warranties contained herein.

6.2	Save as disclosed in the Disclosure Letter, the Vendors hereby jointly and severally represent, warrant and undertake to and with the Purchaser in relation to the Company in the terms set out in Schedule 1, and in relation to any Warranty which refers to the knowledge, information or belief of the Vendors, that it refers to the actual knowledge of the Vendors after making due and proper enquiry into the subject matter of that Warranty. The Purchaser shall not make any claim against the Vendors for any breach of a Warranty where the subject matter of the breach is disclosed in the Disclosure Letter.

6.3	The Vendors further undertake to the Purchaser that, prior to Completion, but subject to the actual knowledge of the Vendors, should any material liability or undertaking have arisen with respect to the Company or the Vendors, the Vendors shall have the responsibility to inform the Purchaser of such liability or undertaking.

6.4	If after the signing of this Agreement and before Completion, any event shall occur or matter arise which results or may result in any of the Warranties being unfulfilled, untrue, misleading or incorrect:

6.4.1	the Vendors shall immediately notify the Purchaser in writing fully thereof; and

6.4.2	the Vendors shall make any such investigation concerning the event or matter which the Purchaser may reasonably require.

6.5	The warranties, representations and undertakings given herein will be fulfilled down to and will be true and correct as at the Completion Date as if they had been entered into afresh at the Completion Date. The Vendors shall not do, allow or procure any act or omission before Completion which would constitute a breach of any of the Warranties if they were given at Completion or which would make any of the Warranties inaccurate or misleading if they were so given.

6.6	The Purchaser hereby represents, warrants and undertakes to and with the Vendors that:

6.6.1	it has full power and authority to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the Transactions contemplated hereby;

6.6.2	this Agreement and all such other agreements and obligations entered into and undertaken in connection with the Transactions contemplated hereby constitute its valid and legally binding obligations, enforceable against it in accordance with its respective terms;

6.6.3	the execution and delivery of, and the performance by the Purchaser of its obligations under this Agreement will not and are not likely to result in a breach of any provision of the constitution of the Purchaser; and

6.6.4	it enters and executes this Agreement as principal and not as an agent of a third party.

6.7	The Purchaser hereby further undertakes to and with the Vendors that any Misappropriated Funds recovered by the Company during the Indemnity Period shall be paid to the Vendors in proportion to the number of Sale Shares held by each Vendor.

6.8	Save for this Clause 6 and Schedule 1, no Party makes any other representations or warranties, express or implied, to the other Party.

6.9	Each and every obligation under this Clause 6 is a separate and independent primary obligation and shall survive and shall not be extinguished in any way by Completion. Each and every obligation shall be severally enforceable.

7.	INDEMNITY

7.1	The Vendors jointly and severally irrevocably undertake to keep the Purchaser, for itself and as agent and trustee for the Company, fully and effectively indemnified, during the Indemnity Period, against any losses, costs, damages, claims, penalties, demands, actions, proceedings, liabilities and expenses (including but not limited to all legal costs on a full indemnity basis) (“Indemnified Losses”) that the Purchaser or the Company may incur or suffer, in connection with or arising from:

7.1.1	any breach or inaccuracies of any of the Warranties and/or any default by any of the Vendors of his obligations under this Agreement;

7.1.2	any non-compliance with the Companies Act in relation to the obligations of the Company and/or its officers prior to Completion;

7.1.3	the legal proceedings commenced by the Company against Liew Wah Sun, an ex- director of the Company, including Case Number HC/OC 196/2023 and all related proceedings;

7.1.4	the Police Report Number G/20240817/7070 made by Mary Abigail Carreon Gestoso on 17 August 2024 in relation to the misappropriation of funds belonging to the Company by certain ex-employees of the Company; or

7.1.5	any depletion in or reduction in value of the assets or increase in any liabilities in relation to the Company due to failure by the Company to make provision in the Accounts for Taxes payable by the Company (i) in respect of any Transaction effected or deemed to have been effected on or before Completion, or (ii) by reference to any income, profits or gains earned, accrued or received on or before Completion, provided that there shall be no time limitation for any claim for indemnification under this Clause in relation to the Fundamental Warranties or where any of the Vendors has committed fraud or wilful misrepresentation.

7.2	The Vendors will not be required to indemnify the Purchaser or the Company for any Indemnified Losses arising from Clause 7.1.3 that were incurred after the Completion Date if the Company and/or the Purchaser fails to keep the Vendors informed of all material developments in HC/OC 196/2023 and all related proceedings and/or incurs any costs in HC/OC 196/2023 and all related proceedings without the Vendors' knowledge and approval.

7.3	The maximum aggregate liability of the Vendors under Clause 7.1 shall not exceed 50% of the Consideration.

7.4	Any liability to the Purchaser or the Company hereunder may in whole or in part be released, compounded or compromised, or time or indulgence may be given, by the Purchaser or the Company in its absolute discretion without in any way prejudicing or affecting its rights against the Vendors for any other breaches. Any release or waiver or compromise shall be in writing and shall not be deemed to be a release, waiver or compromise of similar conditions in the future.

8.	CONFIDENTIALITY

8.1	Each of the Parties agrees to keep strictly secret and confidential, and under no circumstances disclose to any person or entity which is not a Party hereto, any Confidential Information arising from or in connection with this Agreement unless disclosure of such information is expressly permitted by the prior written consent of the other Parties.

8.2	The confidentiality obligation under Clause 8.1 shall not apply to:

8.2.1	any information obtained from any Party hereto which becomes generally known to the public, other than by reason of any wilful or negligent act or omission of such Party or any of its agents, advisers, directors, officers, employees or representatives;

8.2.2	any information which is required to be disclosed pursuant to any applicable laws or any requirement of any competent governmental or statutory authority or pursuant to rules or regulations of any relevant regulatory, administrative or supervisory body (including without limitation, any relevant stock exchange or securities council);

8.2.3	any information which is required to be disclosed pursuant to any legal process issued by any court or tribunal whether in Singapore or elsewhere; and

8.2.4	any information disclosed by either Party to their respective bankers, financial advisers, consultants and legal or other advisers for the purpose of this Agreement.

9.	ANNOUNCEMENTS

9.1	Neither Party shall make or authorise the making of any announcement concerning the existence or subject matter of this Agreement unless the other Party shall have given its written consent to such announcement (such consent not to be unreasonably withheld or delayed).

9.2	Clause 9.1 shall not apply to any information which is required to be disclosed pursuant to any applicable laws or any requirement of any competent governmental or statutory authority or rules or regulations of any relevant regulatory, administrative or supervisory body (including without limitation, any relevant stock exchange in Singapore or elsewhere or securities council).

10.	COSTS

10.1	The Purchaser shall bear all stamp duty and other documentary taxes (if any) payable in connection with the transfer of the Sale Shares from the Vendors to the Purchaser.

10.2	Save as set out in Clause 10.1, each Party shall bear its own legal and other costs and expenses of and incidental to the negotiation, preparation, execution and performance by it of this Agreement and all ancillary documents and the sale and purchase hereby agreed to be made.

11.	GENERAL

11.1	The provisions of this Agreement including the representations, warranties, covenants and undertakings herein contained (insofar as the same shall not have been fully performed at Completion) shall remain in full force and effect notwithstanding Completion and shall not in any respect be extinguished or affected by Completion, or by any other event or matter whatsoever, except by a specific and duly authorised written waiver or release by the Purchaser or the Vendors, as the case may be. Completion shall not prejudice any rights of any Party which may have accrued hereunder prior to Completion.

11.2	Save as expressly provided herein, any right of termination conferred upon the Purchaser or the Vendors shall be in addition to and without prejudice to all other rights and remedies available to it and no exercise or failure to exercise such a right of termination shall constitute a waiver of any such other right or remedy, provided that any such right of termination shall be exercised prior to Completion.

12.	ILLEGALITY

The illegality, invalidity or unenforceability of any provision of this Agreement under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision.

13.	NOTICES

Any notice required to be given by a Party to the other Party shall be in writing (including by any written forms of electronic communication) and in the English language. It shall be deemed validly served by hand delivery or by electronic communication or by prepaid post or by a recognised courier service sent to the address or email address of the Parties given herein or such other address or email address as may from time to time be notified for this purpose. The initial addresses and email addresses of the Parties are:

The Vendors

Tan Teck Kee (Chen Deqi)

Address	:	90 Elias Road #05-34 Stratum, Singapore 519950
Email	:	ttk9809@yahoo.com.sg

Seah Hock Thiam

Address	:	11 Jalan Senandong, Swiss Club Park, Singapore 288762
Email	:	seahht@esun.com.sg

Harry Walter Martin IV

Address	:	31 Pasir Ris Street 72 #08-22 Whitewater, Singapore 518769
Email	:	harrywmartin@gmail.com

The Purchaser

Address	:	60 Paya Lebar Road, #09-13 to 17 Paya Lebar Square, Singapore 409051
Attention	:	Mr Mike Fu / Mr Jason Phua
Email		mike@yygroupholding.com / jason.phua@yygroupholding.com

Unless there is evidence that a notice or communication was received earlier, any such notice or communication shall be deemed to have been served:

(a)	if delivered by hand, at the time of delivery;

(b)	if posted by prepaid ordinary mail, at the expiration of three Business Days after the envelope containing the same shall have been put into the post;

(c)	if sent by written forms of electronic communication, on the day of despatch; or

(d)	if sent by courier, at the expiration of two Business Days after the package containing the same shall have been received by the relevant courier company.

In proving such service it shall be sufficient to prove that delivery by hand was made or that the envelope containing such notice or document was properly addressed and posted as a prepaid ordinary mail letter or that the electronic communication was properly addressed and despatched or, as the case may be, the package containing such notice or document was properly addressed and sent to the relevant courier company.

14.	FURTHER ASSURANCE

Each Party shall do and execute or procure to be done and executed all such further acts, deeds, things and documents as may be necessary to give effect to the terms of this Agreement.

15.	ENTIRE AGREEMENT

This Agreement, and the documents referred to in it, constitutes the entire agreement and understanding between the Parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, correspondence or understanding, express or implied, oral or written. The Parties agree that no Party has entered into this Agreement in reliance upon any representation, warranty or undertaking of the other Part(ies) which is not set out or referred to in this Agreement. Nothing in this Clause 15 shall however operate to limit or exclude liability for fraud.

16.	ASSIGNMENT

This Agreement shall be binding upon and enure for the benefit of the successors-in-title and permitted assigns of the Parties. No Party shall (nor shall it purport to) assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare or dispose of any right or interest in it without the prior written consent of the other Part(ies).

17.	VARIATIONS

17.1	No variation of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each Party. The expression “variation” shall include any amendment, supplement, deletion or replacement however effected.

17.2	Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation, and the rights and obligations of the Parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.

18.	REMEDIES AND WAIVERS

No failure on the part of any Party to exercise, and no delay on its part in exercising, any right or remedy under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

19.	TIME OF ESSENCE

Any date, time or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Parties but as regards any time, date or period originally fixed and not extended or any time, date or period so extended as aforesaid, time shall be of the essence.

20.	COUNTERPARTS

This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart and each counterpart may be signed and executed by each Party and transmitted by electronic transmission and shall be as valid and effectual as if executed as an original.

21.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT

Save for the Company, a person who is not party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from the said Act.

22.	GOVERNING LAW

22.1	This Agreement shall be governed by, and construed in accordance with, the laws of Singapore.

22.2	The Parties agree to submit to the non-exclusive jurisdiction of the courts of Singapore.

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SCHEDULE 1

REPRESENTATIONS AND WARRANTIES

1.	Information

(a)	The Recitals are true and all information contained in any document or communication in writing which has been given by the Vendors or their advisers, agents, employees, officers or representatives to the Purchaser or its advisers, agents, employees, officers or representatives in the course of the negotiations leading to this Agreement was when given true and accurate in all material respects and is not misleading whether because of any omission or ambiguity or for any other reason and the copies of all contracts and other documents supplied to the Purchaser or any of its advisers, agents, employees, officers or representatives by or on behalf of the Vendors or the Company or any of their respective advisers, agents, employees, officers or representatives are true and complete in all material respects and the contents of such copy contracts comprise the entire agreement between the parties to them. After making due and careful enquiries, the Vendors have no knowledge of any fact or matter not disclosed in writing to the Purchaser which renders any such information untrue, inaccurate or misleading in any material respect or the disclosure of which might affect the willingness of the Purchaser to purchase the Sale Shares from the Vendors on the terms of this Agreement or the price at or terms upon which the Purchaser would be willing to purchase them.

(b)	The information contained in the Disclosure Letter and the documents annexed to or referred to in it is true and accurate in all material respects and is not misleading in any material respect, whether because of any omission or ambiguity or for any other reason.

(c)	The Purchaser will promptly be notified in writing by the Vendors of any matter of thing of which he becomes aware which is a breach of or inconsistent with any of the Warranties.

2.	Copies of Accounts, Constitution, etc

The copies of the Accounts and the constitution (or the equivalent constitutive documents) of the Company furnished to the Purchaser are true and complete copies and in the case of the constitutive documents of the Company, contain full details of the rights and restrictions attached to the share capital of the Company. Copies of all the resolutions and agreements (including without limitation, shareholders’ agreements, voting agreements etc.) required by law to be annexed to or incorporated in the constitutive documents of the Company are annexed or incorporated and there have been no amendments to such constitutive documents which have not been lodged or otherwise registered with ACRA or other equivalent authority.

3.	Accounts

(a)	The Accounts have been prepared in accordance with all applicable laws and on a consistent basis in accordance with accounting principles, standards and practices generally accepted at the date hereof in Singapore so as to give a true and fair view of the state of affairs of the Company at the Balance Sheet Date and of the profits or losses for the period concerned and as at that date make:

(i)	full provision for all actual liabilities;

(ii)	proper and adequate provision for all contingent liabilities;

(iii)	provision reasonably regarded as adequate for all bad and doubtful debts; and

(iv)	due provision for depreciation and amortisation and for any obsolescence of assets.

(b)	The stock and work-in-progress are included in the Accounts at figures not exceeding the amounts which could in the circumstances existing at the Balance Sheet Date reasonably be expected to be realised in the normal course of carrying on the business of the Company.

(c)	Full provision or reserve has been made in the Accounts for all Taxation liable to be assessed on the Company or for which it is or may become accountable in respect of:

(i)	profits, gains or income (as computed for Taxation purposes) arising or accruing or deemed to arise or accrue on or before the Balance Sheet Date;

(ii)	any Transactions effected or deemed to be effected on or before the Balance Sheet Date or provided for in the Accounts; and

(iii)	distributions made or deemed to be made on or before the Balance Sheet Date or provided for in the Accounts.

(d)	Proper provision or reserve for deferred Taxation has been made in the Accounts.

(e)	The profits and losses of the Company for the financial period ended on the Balance Sheet Date as shown by the Accounts, the accounts of the Company for previous periods delivered to the Purchaser and the trend of profits thereby shown have not (except as therein disclosed) been affected by inconsistencies of accounting practices, by Transactions entered into otherwise than on normal commercial terms or by any other factors rendering such profits for all or any of such periods exceptionally high or low (other than as disclosed in the relevant accounts).

(f)	The Company does not have any outstanding loan capital, nor has it factored any of its debts, or engaged in financing of a type which would not be required to be shown or reflected in the Accounts or borrowed any money which it has not repaid.

(g)	There are no liabilities (including contingent liabilities) which are outstanding on the part of the Company, other than those liabilities disclosed in the Accounts or which have arisen in the ordinary course of business since the Balance Sheet Date.

(h)	No Transaction of any importance to which the Company has been party has taken place which, if it had taken place on or before the Balance Sheet Date, would have been required to be disclosed or reflected in the Accounts.

(i)	No value was attributed in the Accounts to any asset which was not beneficially owned by the Company at the Balance Sheet Date.

4.	Changes since the Balance Sheet Date

From the Balance Sheet Date and up to the Completion Date as regards the Company:

(a)	its business has been lawfully carried on in the ordinary course and so as to maintain the same as a going concern;

(b)	it has not disposed of any assets or assumed or incurred any liabilities (including contingent liabilities) otherwise than in the ordinary course of carrying on its business;

(c)	no dividend or other distribution has been declared, made or paid to its members except as provided for in the Accounts;

(d)	neither its turnover nor its trading position has deteriorated materially;

(e)	no material change has been made in the emoluments or other terms of employment of its directors or any of its employees with an annual remuneration above S$100,000;

(f)	it has not borrowed any money or issued any guarantee or created any charge or Encumbrance over any asset other than as disclosed in the Accounts or otherwise than in the ordinary course of business;

(g)	no share or loan capital has been allotted or issued or agreed to be issued;

(h)	there has been no unusual increase or decrease in the level of its stock;

(i)	it has not entered into any unusual, long term or onerous commitments or contracts;

(j)	after making due and careful enquiries, it has not learnt of any circumstance making bad or doubtful any of its book debts, save as disclosed in the Accounts;

(k)	it has not knowingly waived or released any proprietary rights howsoever arising;

(l)	it has not acquired or disposed of or granted any right or option or created any other Encumbrance, save for those created pursuant to this Agreement or in the ordinary course of business;

(m)	no resolutions have been passed and nothing has been done in the conduct or management of its affairs which would be likely to reduce its net asset value; and

(n)	no change has been made to the accounting practices adopted in relation to the Company and the accounting practices adopted for the Company are consistent with those adopted in the Accounts.

5.	Litigation

(a)	Since the Balance Sheet Date, no claim has been made against the Company.

(b)	The Company is not at present engaged whether as plaintiff or defendant or otherwise in any legal action, proceeding or arbitration (other than as plaintiff in the collection of debts arising in the ordinary course of its business) or being prosecuted for any criminal offence. The claim by the Company in Case Number HC/OC 196/2023 against Liew Wah Sun has been concluded but the judgment against Liew Wah Sun has not been enforced.

(c)	There are no circumstances known to the Vendors which are likely to lead to any such claim or legal action, proceeding or arbitration (other than as aforesaid) or prosecution.

(d)	There is not in force any court injunction, order or directive restraining or restricting the Company from carrying on its business or any part thereof.

(e)	To the best of the Vendors' knowledge or belief, the Company is not subject to any outstanding judgment, order or decree of any court, tribunal or regulatory or government body or any undertaking to any court, judicial authority or regulatory or government body or any outstanding arbitration award; there are no civil, criminal, administrative or disciplinary or arbitration proceedings in progress, pending or threatened against the Company and there are no facts likely to give rise to any such proceedings.

(f)	To the best of the Vendors’ knowledge or belief, neither the Company nor any person for whose acts or defaults it may be liable has committed any criminal, illegal or other unlawful act or any breach of contract or statutory duty or any tortious or other act or default which could lead to a claim or proceedings against the Company or give rise to or increase the liability or obligation of the Company or which could entitle any other person to terminate any contract to which the Company is a party.

(g)	To the best of the Vendors’ knowledge or belief, there are no investigations, inquiries or disciplinary proceedings by or before any regulatory, administrative, supervisory or government body concerning the Company, whether on-going, pending or threatened and there are no facts likely to give rise to any such investigation, inquiry or proceedings.

(h)	To the best of the Vendors’ knowledge or belief, the Company has not been convicted of any offence and no director of the Company has been convicted of any offences in relation to the Company.

6.	Taxation

(a)	There is no liability on the Company to Taxation in respect of which a Claim could be made and there are no circumstances likely to give rise to such a liability.

(b)	All income tax, goods and services tax, property tax, stamp duties, and other taxes charges and levies assessed or imposed by any government or governmental or statutory body which have been assessed upon the Company and which are due and payable on or before Completion have been paid and were paid on or before the relevant due date for payment.

(c)	In relation to stamp duty assessable or payable in Singapore or elsewhere in the world, as at the date of this Agreement and as at the Completion Date, all documents in the enforcement of which the Company may be interested have been duly stamped and no document belonging to the Company now or at Completion which is subject to ad valorem stamp duty is or will be unstamped or insufficiently stamped; nor has any relief from such duty been improperly obtained, nor has any event occurred as a result of which any such duty from which the Company has obtained relief, has become payable; and all stamp duty payable upon any transfer of shares in the Company before Completion has been duly paid.

(d)	In relation to goods and services tax, the Company, in its relevant jurisdiction:

(i)	has been duly registered and is a taxable person;

(ii)	has complied, in all respects, with all statutory requirements, orders, provisions, directions or conditions;

(iii)	maintains complete, correct and up to date records as is required by the applicable legislation; and

(iv)	has not been required by the relevant authorities of customs and excise to give security.

(e)	The Company has not paid nor will it become liable to pay any penalty or interest under any Taxation statute.

(f)	The Company has not been the subject of an investigation, discovery or access order by or involving any Taxation authority and there are no circumstances existing which make it likely that an investigation, discovery or order will be made.

7.	Contributions

(a)	All deductions and payments required to be made by the Company in respect of contributions (including employer’s contributions) to any relevant competent authority have been so made.

(b)	Proper records have been maintained in respect of all such deductions and payments and all regulations applicable thereto have been complied with.

8.	Tax returns

The Company has duly made all returns and given or delivered all notices, accounts and information which on or before the date hereof ought to have been made, given or delivered for the purposes of Taxation and all such returns, notices, accounts and information (and all other information supplied to the Inland Revenue or the Customs and Excise or other Taxation authority concerned for any such purpose) have been complete and correct and made on a proper basis and none of such returns, notices, accounts or information is disputed in any respect by the Taxation authority concerned and there is no fact known to the Vendors which might be the occasion of any such dispute or of any Claim for Taxation in respect of any financial period down to and including the Completion Date not provided for in the Accounts.

9.	Employees

(a)	There are not in existence any contracts of service with directors or employees of the Company, nor any consultancy agreements with the Company, which cannot be terminated by three (3) months’ notice or less or (where not reduced to writing) by reasonable notice without giving rise to any claim for damages or compensation.

(b)	There are no amounts owing to any present or former directors or to employees of the Company save for accrued benefits and remuneration due to present directors and employees of the Company, full details of which have been set out in the Accounts.

(c)	Save to the extent (if any) to which provision or allowance has been made in the Accounts, the Company has not made or agreed to make any payment to or provided or agreed to provide any benefit for any present or former director or employee which is not allowable as a deduction for the purposes of Taxation.

(d)	Save to the extent (if any) to which provision or allowance has been made in the Accounts:

(i)	no liability has been incurred by the Company for breach of any contract of service or for services, for redundancy payments or for compensation for wrongful dismissal or unfair dismissal or for failure to comply with any order for the reinstatement or re-engagement of any employee; and

(ii)	no gratuitous payment has been made or promised by the Company in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment of any present or former director or employee.

(e)	To the best of the Vendors’ knowledge or belief, the Company has in relation to each of its employees (and so far as relevant to each of its former employees) complied in all respects with:

(i)	all obligations imposed on it by all statutes, regulations and mandatory codes of conduct and practice relevant to the relations between it and its employees and has maintained current and adequate records regarding the service of each of its employees; and

(ii)	all relevant orders and awards made under any relevant statute, regulation or code of conduct and practice affecting the conditions of service of its employees.

(f)	To the best of the Vendors’ knowledge or belief, none of the employees of the Company is a member of a trade union. As such, the Company is not involved in and has not received notice of any industrial or trade dispute or any dispute or negotiation with any trade union or association of trade unions or organisation or body of employees.

(g)	As at the date of this Agreement and as at the Completion Date, the Company does not have in existence and is not proposing to introduce, any incentive scheme, share incentive scheme, share option scheme, profit sharing scheme or other bonus commission or incentive scheme for all or any part of its directors or employees.

(h)	As at the date of this Agreement and as at the Completion Date:

(i)	the Company has not hired or committed to hire any employees or independent contractors or promoted or committed to promote any employees into or within the director, manager or officer levels;

(ii)	no employee of the Company receives or is entitled (contingently or otherwise) to receive any bonus, commission, variable remuneration, insurance, benefit in kind, motor vehicle for private use or other reward other than wages or salary at a fixed rate, save for the reimbursement of expenses incurred in the normal course of business of the Company; and

(iii)	all employees who are required to have employment passes or other required permit entitling such employee to work in Singapore or elsewhere in the world have obtained the requisite employment passes or permit. All such employment passes or permits are valid and subsisting.

(i)	As at the date of this Agreement and as at the Completion Date, the Company has not offered or agreed to increase the remuneration of or to alter any of the material terms and conditions of employment of any of its employees in a managerial or executive position.

(j)	There are no amounts owing to any present or former employee of the Company other than remuneration or commission accrued for the current wage or salary period or for reimbursement of normal business expenses and no present or former employee of the Company has any claim against it or right to be indemnified by it arising out of an act or omission in the course of his office or employment on or before the date hereof.

(k)	As at the date of this Agreement and as at the Completion Date, none of the employees of the Company has any accrued rights to holiday pay or to pay in lieu of holidays which have not been provided for in full in the relevant Accounts.

(l)	The Company does not have any agreement or other arrangement (whether or not legally binding) with any trade union or other body representing employees of the Company or any of them and the Company does not recognise any trade union or other body representing employees of the Company or any of them.

(m)	There has been no strike, work to rule, work stoppage, work interference activity or industrial action (official or unofficial) by any employee of the Company within the last 5 years, threatened or otherwise.

(n)	As at the date of this Agreement and as at the Completion Date, no employee of the Company with an annual remuneration of S$60,000 or more has resigned or submitted a letter of resignation or threatened to resign or indicated an intention to resign that the Vendors are aware of.

(o)	There is no agreement, arbitration or court decisions or governmental, regulatory or supervisory orders which are binding on the Company which limit or restrict in any way the Company from relocating or closing any of its operations.

10.	Pensions, Grants and Employment Schemes

(a)	As at the date of this Agreement and as at the Completion Date, save for those required by law under the relevant jurisdiction, there are not in existence nor has any proposal been announced to establish any retirement, death or disability benefit schemes for directors or employees nor are there any obligations to or in respect of present or former directors or employees with regard to retirement, death or disability pursuant to which the Company is or may become liable to make payments and no pension or retirement or sickness gratuity is currently being paid or has been promised by the Company to or in respect of any former director or former employee.

(b)	Where grants, subsidies or allowances have been applied for or received by the Company from any government body, there are no grounds upon which any such grant, subsidy or allowance or any part thereof could be liable to be repaid or recovered whether by reason of completion of this Agreement or otherwise.

(c)	The Company is not a party to any scheme or programme relating to the temporary or permanent engagement or training of employees under which it receives any subsidy or other financial assistance from any government body.

11.	Debts to, contracts with, connected persons

(a)	Save as disclosed in the Accounts, there are:

(i)	(A) no loans made by the Company to, and (B) no debts (whether or not due for payment and including contingent liabilities) or unfulfilled obligations (present or future, actual or contingent) owing to, the Vendors or to any director, officer, employee or shareholder of the Company;

(ii)	no securities given by or to the Company (including guarantees or indemnities) for any such loans or debts as aforesaid; and

(iii)	no claim or circumstance which may give rise to a claim against the Company by the Vendors or any director, officer, employee or shareholder of the Company.

(b)	Save as disclosed in the Accounts, there are no existing contracts, arrangements, understandings or engagements to which the Company is a party and in which the Vendors, and/or any director, officer, key employees or shareholder of the Company is directly or indirectly interested.

(c)	Save as disclosed in the Accounts, there is no contract, arrangement or understanding to which the Company is a party or by which it is bound which is not on entirely arm’s length terms.

(d)	The financial position of the Company and its results as appearing from the Accounts were not and have not since been affected by any Transaction, contract or arrangement not on entirely arm’s length terms.

12.	Capital commitments, unusual contracts, guarantees

The Company:

(a)	does not have any capital commitment in excess of S$500,000;

(b)	is not a party to any contract entered into otherwise than in the ordinary and usual course of business or any non-competition contract or any contract of an onerous or long-term nature;

(c)	has not delegated any powers under a power of attorney which remains in effect;

(d)	has not by reason of any default by it in any of its obligations become bound or liable to be called upon to repay prematurely any loan capital or borrowed moneys;

(e)	is not a party to any agreement which is or may become terminable or which contain provisions which may operate adversely against the Company as a result of the entry into or completion of this Agreement;

(f)	has not entered into nor is bound by any guarantee or indemnity under which any liability or contingent liability is outstanding;

(g)	is not and has not agreed to become a member of any joint venture, consortium, partnership or other unincorporated association; is not and has not agreed to become, a party to any agreement or arrangement for participating with others in any business sharing commissions or other income;

(h)	is not a party to any agreement or arrangement which restricts its freedom to carry on its business in any part of the world in any manner; or

(i)	has not and will not at any time prior to Completion sell or otherwise dispose of any shares or capital or assets in circumstances such that it is, or may be, still subject to any liability (whether contingent or otherwise) under any representation, warranty or indemnity given or agreed to be given on or in connection with such sale or disposal.

13.	Book debts

Save as disclosed in the Accounts, none of the book debts which are included in the Accounts or which have subsequently arisen have been outstanding for more than six months as at the date of this Agreement and each such debt has realised or will realise in the normal course of collection its full value as included in the Accounts or in the books of the Company after taking into account any provision for such debt made in the relevant Accounts.

14.	Insurance

(a)	To the best of the Vendors’ knowledge and belief, there exist valid insurance policies taken out by the Company to insure it adequately against liabilities and losses and risks to which persons operating the types of businesses operated by the Company is exposed or to comply with the applicable laws.

(b)	In respect of such insurances:

(i)	all premiums have been duly paid to date;

(ii)	all the policies are in force and are not voidable on account of any act, omission or non-disclosure on the part of the insured party; and

(iii)	none of the insurance policies is subject to any special or unusual terms or restrictions or to the payment of any premium in excess of the usual rate.

(b)	No claims have been made by the Company on its insurers, nor have any circumstances arisen which may give rise to any claim, which (in either case) could have the effect of causing future premiums to be higher than would otherwise be the case.

15.	Title to and condition of assets

(a)	All assets (including all intangible assets) owned, held or used by the Company which are included in the Accounts or have otherwise been represented as being the property of the Company:

(i)	are legally and beneficially owned by it free from any Encumbrance;

(ii)	are in its possession or under its exclusive control; and

(iii)	are situated in Singapore.

All debts due to the Company which are included in the Accounts or have otherwise been represented as being due to the Company are legally and beneficially owned by it free from any Encumbrance.

(b)	There is no Encumbrance on, over or affecting the whole or any part of the undertaking, assets or debts of the Company and there is no agreement or commitment to give or create any Encumbrance and no claim has been made by any person to be entitled to any Encumbrance and save for hire-purchases and other lease commitments arising in the ordinary course of business, none of such undertaking, assets or debts are the subject of any factoring arrangement, hire-purchase, conditional sale or credit sale agreement.

(c)	The Company is able to prove title to all the assets owned by it.

(d)	The Company has not received any sum, property or benefit the payment or transfer of which is liable to be avoided, or which is liable to be recovered from it, under any rule or law and the Company does not hold any sum, property or right as trustee or constructive trustee.

(e)	The assets owned by the Company comprise all the assets necessary to enable the Company to carry on its business fully and effectively in the ordinary course as carried on up to the present time and no such assets are used wholly or partly for any purpose other than its business.

(f)	All assets owned or used by the Company which are subject to a requirement of licensing or registration of ownership possession or use are duly licensed or registered in its sole name.

(g)	Nothing has occurred or is likely to occur in relation to an asset held by the Company, under a lease or similar agreement, whereby the rental payable has been, or is likely to be, increased, until the date of expiry of the same.

(h)	All vehicles, if any, owned by the Company (including without limitation, company vehicles used by any of its employees) are registered in its sole name and are duly licensed and insured for all purposes for which they are used, all registration documents relating thereto are in its possession, and all necessary goods vehicle operators’ licences are held by it.

(i)	The assets registers of the Company comprise a complete and accurate record of all machinery, equipment and vehicles owned, held or used by it and are capable of being reconciled in respect of each item with the book values of such assets in its accounting records, save for items which have fully depreciated.

(j)	All machinery, equipment and vehicles, if any, owned or used by the Company are in reasonably good and safe repair and condition having regard to their respective age, have been regularly and properly maintained and is in working order, and none is in a dangerous or (in the case of vehicles) unroadworthy condition or in need of renewal or replacement.

(k)	Where relevant, maintenance contracts are in full force and effect in respect of all assets of the Company which it is normal or prudent to have maintained by independent or specialist contractors and which it is obliged to maintain or repair under any hire purchase, leasing, rental, insurance or other agreement.

16.	Compliance with leases and other agreements

(a)	The terms of all material leases and agreements to which the Company is a party have been duly complied with by it.

(b)	No such lease or agreement will become subject to avoidance, revocation or be otherwise affected upon or in consequence of the making or implementation of this Agreement.

(c)	True and complete copies of all such leases and agreements have been delivered by the Vendors to the Purchaser.

17.	Statutory and other requirements, consents and licences

(a)	The Company has carried on its business in accordance with applicable laws and regulations in its relevant jurisdiction and there is no investigation or enquiry by, or order, decree or judgment of, any court or any governmental agency or regulatory body outstanding or anticipated against the Company or which may have an adverse effect upon any of its assets or business.

(b)	All statutory and other requirements applicable to the carrying on of the business of the Company as now carried on, and all conditions applicable to any licences and consents involved in the carrying on of such business, have been complied with and the Vendors are not aware of any breach thereof or of any intended or contemplated refusal or revocation of any such licence or consent.

18.	Books and records

(a)	The statutory records, registers and books and the books of account of the Company have been properly kept, are duly entered up and maintained in accordance with all legal requirements applicable thereto and contain true, full and accurate records of all matters required to be dealt with therein and all such books and all records and documents (including documents of title and copies of all subsisting agreements to which the Company is a party) are its property, in its possession or under its control. All accounts, documents and returns required to be delivered or made to the Registrar of Companies (or equivalent officer) in Singapore have been duly and correctly delivered or made.

(b)	The Company has not received any notice of any application or intended application under any applicable legislation for the rectification of its statutory records, registers and/or books.

(c)	All charges in favour of the Company have (if appropriate) been registered in accordance with the provisions of any applicable legislation.

19.	Options on share capital or assets

(a)	No unissued shares or capital of the Company are under option or agreed conditionally or unconditionally to be placed under option or created or issued.

(b)	There is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or Encumbrance on, over or affecting the shares or capital in, or any of the assets or businesses of, the Company and there is no agreement or commitment to give or create any of the foregoing.

20.	Intellectual Property Rights

(a)	All Intellectual Property Rights used or required by the Company in connection with its business (including, without limitation, all and any products manufactured, assembled and/or sold or leased or rented by it) are in full force and effect and are vested in and beneficially owned by it.

(b)	The Company has copyright in all drawings and design rights in all designs relating to its business (if any) and all such drawings and designs are in its possession and it has not supplied copies of any such drawings or designs to any other person, save in the ordinary course of its business.

(c)	The Company does not require any patent, trade or service mark, registered design, copyright, design right, licence or other right of any other person in order to manufacture or sell or lease its products or to use the processes employed in its business as presently carried on and none of the activities of the Company infringes any patent or other intellectual property of any kind whatsoever of any other person or gives rise to an obligation to pay any sum in the nature of a royalty.

(d)	The Company is the sole beneficial owner of its Intellectual Property Rights (if any), and each of those Intellectual Property Rights is valid and enforceable, and none of them is being used, claimed, opposed or attached by any other person.

(e)	No right or licence has been granted to any person by the Company to use in any manner or to do anything which would or might otherwise infringe any of the Intellectual Property Rights referred to above; and no act has been done or omission permitted by the Company whereby such Intellectual Property Rights or any of them have ceased or might cease to be valid and enforceable.

(f)	The business of the Company as now carried on does not and is not likely to infringe any Intellectual Property Right of any other person or give rise to a liability pursuant to the laws relating to Intellectual Property Rights.

(g)	The Company has not (otherwise than in the ordinary and normal course of business) intentionally disclosed or permitted to be disclosed or undertaken or arranged to disclose to any person other than the Purchaser any of its know-how, trade secrets, confidential information, price lists or lists of customers or suppliers.

(h)	Nothing has been done or omitted by the Company which would enable any licensee under a licence granted by it to be terminated or which in any way constitutes a breach of the terms of any licence.

21.	Subsidiaries and Associated Companies

The Company is not the legal or beneficial owner or holder of any share nor has any interest of any description in any other corporation and does not have any associated company (being a company which falls to be treated as such for the purposes of the Singapore Accounting Standards and/or the International Financial Reporting Standards).

22.	Property

(a)	The Company does not own any freehold or leasehold property.

(b)	The properties which are occupied or otherwise used by the Company in connection with its business are occupied or used under lease, the terms of which permit the occupation or use.

(c)	The Company has complied and is complying with:

(i)	all permissions, orders and regulations applicable to the properties which it occupies or uses; and

(ii)	all applicable statutory and by-law requirements with respect to the properties which it occupies or uses.

(d)	With respect to the properties rented or leased by the Company:

(i)	true, complete and correct copies of all leases have been delivered by the Vendors to the Purchaser;

(ii)	the Company has paid the rent and observed and performed in all material respects the covenants on the part of the tenant and the conditions contained in any leases under which the properties are held, and all the leases are valid and in full force;

(iii)	all licences, consents and approvals required from the landlords under any leases have been obtained and the covenants on the part of the tenant contained in the licences, consents and approvals have been duly performed and observed in all material respects;

(iv)	there are no rent reviews under the leases held by the Company in progress; and

(v)	no obligation necessary to comply with any notice or other requirement given by the landlord under any leases is outstanding and unobserved or unperformed.

23.	Corporate Matters

(a)	The Company has been duly incorporated and is validly existing under the laws of its relevant jurisdiction and is not in receivership or liquidation. The Company has not taken any steps to enter into liquidation and the Vendors are not aware of any petition being presented for the winding up of the Company and the Vendors are not aware of any grounds on which a petition or application could be based for the winding up or appointment of a receiver of the Company.

(b)	The Vendors are the legal and beneficial owners of the Sale Shares free and clear of any Encumbrance and the Company has not exercised any lien over any of its issued shares and there is no outstanding call on any of the Sale Shares and all of the Sales Shares are fully paid.

(c)	The Sale Shares constitute 100% of all the issued shares in the Company.

(d)	The Company does not have any place of business or branch or permanent establishment outside its relevant jurisdiction.

(e)	The Company has not reduced, repaid or purchased any of its share capital, and there are no options or other agreements outstanding which call for the issue of or accord to any person the right to call for the issue of any shares in the capital of the Company or the right to require the creation of any Encumbrance over any shares in its share capital.

(f)	The Company has complied with its constitution (or the equivalent constitutive documents) in all material respects and none of the activities, agreements, commitments or rights of the Company is ultra vires or unauthorised.

(g)	All governmental approvals, licences and authorisations which were necessary in connection with the incorporation of the Company, the allotment or transfer of shares in the Company to the present and former holders thereof and the appointment of directors were duly obtained and such approvals, licences and authorisations (and of all amendments and supplements thereto) have been disclosed to the Purchaser.

(h)	Save as disclosed in the Accounts and save for those debts arising in the ordinary course of business, the Company shall be free of any debt or liability of any nature whatsoever (whether actual, contingent or otherwise) as at the Completion Date.

(i)	The Company can pay and discharge, or cause to be paid and discharged, all its debts and liabilities when they mature or become due or are expressed to be due.

24.	Fees, Commissions and Brokerage

(a)	No person is entitled to recover from the Company any finders’ fees, brokerage or other commission in connection with the sale and purchase of the Sale Shares under this Agreement.

(b)	No claim or demand for payment of commission, legal or accountancy fees or other payments has been or will be made against the Company by any person directly or indirectly in connection with the negotiations leading to this Agreement.

25.	Computers and Computer Systems

(a)	To the best of the Vendor’s knowledge and belief, all software used that have been purchased by the Company on or stored or resident in the computers or computer systems owned by the Company:

(i)	are lawfully held and used and does not infringe the copyright or other Intellectual Property Rights of any person and all copies held have been lawfully made;

(ii)	as to the copyright therein:

(A)	in the case of standard package software purchased outright, are licensed to it on an express or implied licence which does not require it to make any further payments (save for ordinary fees for maintenance and software support), are not terminable without its consent and which imposes no restrictions (save as to copying) on the use or transfer of the software; and

(B)	in the case of all other software, is licensed to it on the terms of a written licence.

(b)	No software owned by or licensed to the Company is used by or licensed by it to any other person, save for any sub-licensing in the ordinary course of business.

26.	Banking and Finance

(a)	The Company does not have any bank, building society or other similar account (whether in credit or overdrawn) other than the current account(s) at the banks disclosed to the Purchaser and details of those accounts, including the overdraft limit thereon and the relevant bank mandates, have been disclosed to the Purchaser, and there have been no payments out of or drawings against the said accounts except for payment in the ordinary and proper course of business.

(b)	Save as disclosed to the Purchaser, the Company does not have any liabilities in the nature of borrowings or in respect of debentures or negotiable instruments other than cheques drawn in the ordinary course of business on the bank account(s) referred to in paragraph 26(a) and save as disclosed to the Purchaser, the Company is not a party to any loan agreement, facility letter or other agreement for the provision of credit or financing facilities to it or any agreement for the sale, factoring or discounting of debts.

(c)	No circumstances have arisen which could now (or which could with the giving of notice or lapse of time or both) entitle a provider of finance to the Company (other than on a normal overdraft facility) to call in the whole or any part of the monies advanced or to enforce its security, and no provider of finance to it on overdraft facility has demanded repayment or indicated that the existing facility will be withdrawn or reduced or not renewed or that any terms thereof will be altered to its disadvantage. None of the Company’s credit lines or facilities or any offers in respect thereof shall be terminated, revoked or reviewed as a consequence of the change in shareholdings upon Completion.

(d)	All of the Company’s borrowings if not already disclosed in writing, are disclosed in the Disclosure Letter.

(e)	The Company has not engaged in any borrowing or financing Transaction or arrangement which does not appear as borrowings in the relevant Accounts.

(f)	Save as disclosed in the Disclosure Letter, neither the Company nor any other person has given or undertaken to give any security or guarantee for any of its liability.

(g)	The Company has not given or undertaken to give any security or guarantee for any liability of any person.

27.	Contracts

(a)	None of the contracts or purported contracts of the Company is void, voidable or unenforceable by it. The Company is not in breach of any of its contractual obligations and no other party to any contract to which the Company is a party is in breach of that contract or is unlikely to be able or willing to fulfil its contractual obligations.

(b)	No event or omission has occurred or been permitted to arise which would entitle any third party to terminate prematurely any contract to which the Company is a party or call in any money or enforce any obligation before the date on which payment or performance would normally be due.

(c)	The Company has complete and accurate records of the terms of all contracts to which it is a party or by which it is bound.

(d)	The material contracts entered into by the Company have been disclosed by the Vendors to the Purchaser in writing and made available for inspection to the Purchaser.

28.	Customers and Suppliers

So far as the Vendors are aware, there has been no express communication by any customer, supplier and/or employee of the Company which would indicate that the attitudes, actions or prices of such customer, supplier and/or employee (with regard to the Company) will be prejudicially affected by the execution or completion of this Agreement.

29.	Product Liabilities

(a)	Save for any condition or warranty implied by law or given in the ordinary course of business, the Company has not given any guarantee, condition or warranty or made any representation in respect of goods or services supplied or contracted to be supplied by it or accepted any obligation which could give rise to any liability after any such goods or services have been supplied by it.

(b)	The Company has not received notice of any claim which remains outstanding alleging the failure to perform, either properly or at all, any services performed or to be performed by the Company nor are there any circumstances which could give rise to any such claims.

(c)	Save in the ordinary course of business, the Company has not agreed to issue a credit note or to write off or reduce indebtedness in respect of any goods or services supplied by it.

30.	Insolvency

To the best of the Vendors’ knowledge:

(a)	no order has been made or petition presented or resolution passed for the winding-up or administration of the Company, nor are there any grounds on which any person would be entitled to have the Company wound-up or placed in administration, nor has any person threatened to present such a petition or convened or threatened to convene a meeting of the Company to consider a resolution to wind up the Company or any other resolutions, nor has any step been taken in relation to the Company under the law relating to insolvency or the relief of debtors in any part of the world;

(b)	no distress, execution or other process has been levied on any asset owned or used by the Company, nor has any person threatened any such distress, execution or other process;

(c)	no person has appointed or threatened to appoint or become entitled to appoint a receiver or receiver and manager or other similar officer of the Company’s business or assets or any part of them;

(d)	the Company has not ceased trading or stopped payment to its creditors and there are no grounds on which the Company could be found to be unable to pay its debts;

(e)	no composition in satisfaction of the debts of the Company, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors and/or members or any class of its creditors and/or members, has been proposed, sanctioned or approved;

(f)	no event has occurred causing or which upon intervention or notice by any third party may cause any floating charge created by the Company to crystallise or any charge created by the Company to become enforceable, nor has any such crystallisation occurred nor is such enforcement in process; and

(g)	in relation to any property or assets held by the Company under any hire purchase, conditional sale, chattel leasing or retention of title agreement or otherwise belonging to a third party, no event has occurred which entitles, or which upon intervention or notice by a third party may entitle, the third party to repossess the property or assets concerned or terminate the agreement or any licence in respect of the same.

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IN WITNESS WHEREOF the Parties have hereunto set their hands.

The Vendors

TAN TECK KEE (CHEN DEQI)

SEAH HOCK THIAM

HARRY WALTER MARTIN IV

The Purchaser

YY GROUP HOLDING LIMITED

/s/ Mike Fu
Name: Mike Fu
Designation: Chief Executive Officer